Exhibit 99.1

Evogene Announces Positive Field Trial Results in
Ag-biologicals Program

- Candidate microbial strains demonstrate positive efficacy and stability results in first year of field testing in corn under drought conditions -

Rehovot, Israel – November 16, 2016 – Evogene Ltd. (NYSE; TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and fuel industries, announced today positive field trial results conducted in Israel from its Ag-biologicals program, which is currently focused on the development of Bio-stimulant products. In these tests, candidate microbial strains identified and predicted by Evogene for their ability to improve corn resistance to drought conditions, yielded positive efficacy and stability results in the first year of field testing.

Ag-biologicals represent a growing approach for driving agriculture productivity, and are being increasingly adopted by farmers to supplement existing solutions of improved seed traits and protective chemicals. Initiated in 2015, Evogene's Ag-biologicals program is currently focused on developing microbial based solutions targeting yield improvement and environmental stress tolerance in key crops, such as corn, soy and wheat. These biologically derived agriculture solutions are based on microbial communities that reside on or within the plant's immediate microbial environment (also known as microbiome).

"One of the key challenges facing the Ag-biologicals industry is developing products that demonstrate efficacy and stability across geographies, seasons and germplasms," said Ofer Haviv, CEO and President of Evogene. "Therefore, Evogene's broadly applicable predictive biology platform leverages multiple complex data sets and algorithms to enable the identification, among the huge microbial diversity affecting plants, of those microbial strains that are predicted not only to have the desired efficacy, but also to provide the critical stability required for broad commercial usage."

"We are very encouraged by this significant progress within our Ag-biologicals program in less than two years; progress which could only have been achieved through the use of our computational predictive platform,” continued Mr. Haviv. “During 2017, we intend to further strengthen our microbial candidate pipeline and in parallel, target additional Ag-biological market segments, such as bio-pesticides, where we can also leverage our already existing extensive predictive capabilities for disease and insect control."

According to industry reports, the market for Ag-biological products for 2015 was estimated at approximately $4 billion, and is expected to grow at an annual rate of 12-15 percent.  In view of this growing market potential, Ag-biologicals is seen as an attractive market opportunity for Evogene to apply its unique research and product development capabilities.  The Company intends to out-license advanced product candidates to collaborators for further development and commercialization.

For more details about the results please go to: www.evogene.com

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About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading biotechnology company for the improvement of crop productivity for the food, feed and fuel industries. The Company operates in three key market segments: improved seed traits (addressing yield increase, tolerance to environmental stresses and resistance to insects and diseases); innovative ag-chemicals (developing novel herbicide solutions for weed control); and ag-biologicals. Evogene has collaborations with world-leading seed and ag-chemical companies. For more information, please visit www.evogene.com or contact the Company at info@evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor
Director, Public and Investor Relations
E: IR@evogene.com
T: +972 54 228 2039